

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2011

Via Email
Mr. Paul R. Bechet
Senior Vice President, Treasurer and Chief Financial Officer
Brookline Bancorp, Inc.
160 Washington Street
Brookline, Massachusetts 02447-0469

Re: Brookline Bancorp, Inc.
         Amendment No. 1 to Registration Statement on Form S-4
         Filed July 11, 2011
         File No. 333-174731

Dear Mr. Bechet:

We have reviewed your amended registration statement and response letter dated July 11, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

BancorpRI's directors and executive officers have financial interests in the merger…page 26

1. We note your disclosure that you entered into an employment letter agreement with Mark J. Meiklejohn. Please file this agreement as an exhibit to your registration statement or please tell us why you are not required to do so.

Material Federal Income Tax Consequences, page 93

2. We note that you have filed a long form tax opinion of Goodwin Procter LLP and a short form tax opinion of Hinckley, Allen and Snyder LLP. Please revise to do the following:
   - Remove your disclosure that this section is the tax opinion of Goodwin Procter. Goodwin Procter's tax opinion is contained in Exhibit 8.1.

- Delete the sentence in the first paragraph that says that the tax discussion set forth below is included for general information only. Since Hinckley, Allen and Snyder is using this section as its tax opinion, this disclaimer of responsibility is not appropriate.
- File a revised Exhibit 8.2 that states clearly that the discussion in this section is the opinion of Hinckley, Allen and Snyder.

<u>Where You Can Find More Information, page 119</u>

3. Please revise the table on page 120 to incorporate by reference your Annual Report on Form 10-K/A amended on July 13, 2011.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Attorney

cc. (Via Email)
Ms. Lisa R. Haddad, Esq.
Goodwin Procter LLP